Exhibit 99.2

Press Release

Sanofi unveils new corporate brand and logo – unites the company under one purpose and a single identity

Paris, February 3, 2022. Sanofi today unveiled a new bold and unifying corporate brand that supports the modernization and transformation the company launched in December 2019.

Over the last 50 years, Sanofi has grown into a diverse, global healthcare leader, with a rich heritage of patient-centric scientific discovery. This history includes the first treatments for many rare diseases and the establishment of standards of care in diabetes and cardiovascular disease. Sanofi’s commitment to public health has helped protect hundreds of millions of people from influenza every year for decades and pushed polio to the brink of eradication, while its scientific vision has led to breakthrough innovations in the treatment of inflammatory diseases.

With roots in a variety of diverse companies, Sanofi is today the combination of many cultures, identities, and brands. Its new brand is rooted in this heritage and brings this diverse history together in a single common identity for the first time. This manifestation of the company’s journey highlights an ambitious strategy for the future.

Paul Hudson

CEO of Sanofi

“As we approach the half century mark of our company’s existence, we have undertaken the most important transformation and modernization in our history,” said Paul Hudson, CEO of Sanofi. “In 2019, we launched our Play to Win strategy, which focuses on applying our platform for innovation to produce first- and best-in-class treatments and vaccines. Our new brand is a natural and important next step in this journey and represents the integrated way in which the company will work to achieve our shared ambition to transform the practice of medicine.”

One Sanofi, one identity

Current business units Sanofi Pasteur and Sanofi Genzyme, focused on vaccines and specialty care respectively, and all other acquired brands, will be united under the singular Sanofi name and brand. These brands have for years symbolized the impact that innovation can have on people’s lives. Thinking, acting, and behaving as a single entity under a new shared purpose and identity will position Sanofi to have greater impact by more strategically applying the resources that exist across the company to drive innovations that matter.

A design rooted in scientific discovery

The new logo is a representation of Sanofi’s new purpose and ambition, which is inspired by the simple and motion-oriented codes of the tech industry. The two purple dots embody the scientific journey between a starting point – the curiosity of questioning the status-quo and wondering “what if?” – and a finish line – the eureka moment where innovative solutions are unlocked to impact people’s lives.

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Josep Catllà

Head of Corporate Affairs at Sanofi

“With our new brand, we have sought to provide our people, our partners, patients and healthcare professionals with a clear and strong understanding of who we are and what we are set to achieve,” said Josep Catllà, Head of Corporate Affairs at Sanofi. “Sanofi’s attitude is humble, authentic—and a little bit unconventional too. We believe that our new brand and logo carve out a unique space in the healthcare industry that perfectly represents our new purpose to chase the miracles of science to improve people’s lives.”

Fore more intormation on our purpose and our brand, you can visit our dedicated page.

About Sanofi

We are an innovative global healthcare company, driven by one purpose: we chase the miracles of science to improve people’s lives. Our team, across some 100 countries, is dedicated to transforming the practice of medicine by working to turn the impossible into the possible. We provide potentially life-changing treatment options and life-saving vaccine protection to millions of people globally, while putting sustainability and social responsibility at the center of our ambitions.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

Media Relations

Sandrine Guendoul | + 33 6 25 09 14 25 | sandrine.guendoul@sanofi.com

Sally Bain | + 1 617 834 6026 | sally.bain@sanofi.com

Chrystel Baude | + 33 06 70 98 70 59 | chrystel.baude@sanofi.com

Nicolas Obrist | + 33 06 77 21 27 55 | nicolas.obrist@sanofi.com

Victor Rouault | + 33 06 70 93 71 40 | victor.rouault@sanofi.com

Lisa Zobel | + 1 908 967 4605 | lisa.zobel@sanofi.com

Investor Relations

Eva Schaefer-Jansen | + 33 7 86 80 56 39 | eva.schaefer-jansen@sanofi.com

Arnaud Delépine | + 33 06 73 69 36 93 | arnaud.delepine@sanofi.com

Corentine Driancourt | + 33 06 40 56 92 | corentine.driancourt@sanofi.com

Felix Lauscher | + 1 908 612 7239 | felix.lauscher@sanofi.com

Priya Nanduri | priya.nanduri@sanofi.com

Nathalie Pham | + 33 07 85 93 30 17 | nathalie.pham@sanofi.com

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